NYSE: VZLA    TSX: VZLA

FOR IMMEDIATE RELEASE	OCTOBER 9, 2026

VIZSLA SILVER ANNOUNCES RESULTS OF

ANNUAL GENERAL AND SPECIAL MEETING

Vancouver, British Columbia (October 9, 2026) - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G31) ("Vizsla Silver" or the "Company") is pleased to announce the results of the Company's annual general and special meeting of shareholders (the "Meeting") held in Vancouver, British Columbia on October 8, 2026.

Shareholders were asked to vote on the following:

  Fix the number of directors at seven persons;
  Elect Craig Parry, Michael Konnert, Simon Cmrlec, Harry Pokrandt, David Cobbold, Eduardo Luna and Suki Gill as directors for the ensuing year;
  Appoint Deloitte LLP as the Company's auditor for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and
  Approve the continuation, amendment and restatement of the Shareholder Rights Plan.

Shareholders approved all motions put forth at the Meeting and a total of 188,580,782 shares were voted, representing 53.11% of the Company's issued and outstanding shares as at the record date for the Meeting.  A detailed report of the results is available on the Company's profile on SEDAR+ and EDGAR.  Please refer to Table 1 below for the detailed results of the votes for each director

Table 1:  Detailed Voting Results for the election of Vizsla Silver's board of directors

NOMINEE	VOTES FOR	PERCENTAGE FOR
Craig Parry	105,780,600	65.95%
Michael Konnert	160,045,437	99.78%
Simon Cmrlec	150,304,645	93.71%
Harry Pokrandt	154,915,447	96.59%
David Cobbold	94,229,118	58.75%
Eduardo Luna	156,560,661	97.61%
Sukhjit (Suki) Gill	158,086,762	98.56%

About Vizsla Silver

Vizsla Silver (TSX: VZLA | NYSE: VZLA) is a Canadian development company advancing Panuco, its 100%-owned silver-gold project in Sinaloa, Mexico. The November 2025 Feasibility Study outlines 17.4 Moz AgEq annual production over an initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8B, a 111% IRR, and a 7-month payback at US$35.50/oz silver and US$3,100/oz gold. Vizsla Silver is targeting H2 2028 for first silver production.

For more information, please contact info@vizslasilver.ca, visit our website at www.vizslasilvercorp.ca or call (604) 364-2215.

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ON BEHALF OF THE COMPANY

Michael Konnert,
President and Chief Executive Officer

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's objectives and milestones; the advancement of the Panuco Project through permitting, potential construction and potential production; the Company's targeted timeline for first silver production; and the Company's long-term growth strategy, including its ability to enhance shareholder value through project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project development and construction parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production as proposed in this news release or at all or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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